Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299
The following slides were included in Entergy Corporation’s presentation during its Fourth Quarter Earnings Teleconference on February 8, 2013 regarding
Entergy Corporation’s pending transaction with ITC Holdings Corp.

Entergy Entergy Fourth Quarter 2012 Fourth Quarter 2012 Earnings Teleconference Earnings Teleconference Feb. 8, 2013

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Spin-Merge Transaction with ITC
Spin-Merge Transaction with ITC
Change of Control Proceedings
Change of Control Proceedings
Mar Apr May Jun Jul Aug Sep Oct
LPSC
Docket
U-32538
Staff / Intervenor testimony 3/14
Rebuttal 4/25
Hearing commences 6/24
Decision 9/18
APSC
Docket
12-069-U
Staff / Intervenor testimony 4/19 6/7
Rebuttal / Sur-surrebuttal 5/17 6/21
Hearing commences 7/9
Decision TBD
CCNO
Docket
UD-12-01
Intervenor testimony 3/1 5/30
Advisors testimony 4/3 5/30
Rebuttal / Rejoinder 5/13 6/14
Hearing commences 7/23
Decision TBD
MPSC
Docket
12-UA-358
Intervenor testimony 3/21
Staff testimony 6/20
Rebuttal 7/19
Hearing commences 8/6
Decision TBD
PUCT
Key 2013 Dates in Retail Regulatory Change of Control Proceedings for
Spin / Merge of Transmission Business
TBD; PUCT will have 180 days from filing to render decision

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Additional Information and Where to Find It
Additional Information and Where to Find It
On Sept. 25, 2012, ITC filed a registration statement on Form S-4 with the Securities and Exchange Commission
(SEC) registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders.
In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement / prospectus included in the ITC registration statement and the proxy statement / prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement / prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement / prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box
61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY
(368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi,
MI 48377 or by calling 248-946-3000.